EXHIBIT 12.1
Polypore International, Inc.
Ratio of Earnings to Fixed Charges

	Predecessor								Successor

							January 4, 2004		May 2, 2004
							through		through
(in thousands)	2001		2002		2003		May 1, 2004		January 1, 2005		2005

Earnings:
Pretax income before extraordinary items and cumulative effect of accounting
changes	$39,632		$28,234		$64,094		$40,518		$(27,918)		$(11,568)
Fixed charges	15,398		21,961		22,828		6,587		43,315		83,255

Earnings as adjusted	55,030		50,195		86,922		47,105		15,397		71,687
Fixed charges:
Interest expense, net	14,125		20,862		21,521		6,048		42,098		81,988
Interest portion of rental expense	1,273		1,099		1,307		539		1,217		1,267

Fixed charges	15,398		21,961		22,828		6,587		43,315		83,255
Fixed charges ratio	3.6	x	2.3	x	3.8	x	7.2	x	0.4	x	0.9	x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.